--------                                        -----------------------------
 FORM 4                                                  OMB APPROVAL
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----- Check this box if no longer               OMB Number:       3235-0287
     subject to Section 16. Form 4              Expires: January 31, 2005
----- or Form 5 obligations may                 Estimated average burden
      continue. SEE Instruction 1(b).           hours per response .... 0.5
                                                -----------------------------

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

   Rothschild Realty Investors IIA L.L.C.
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   (Last)          (First)              (Middle)

   c/o Rothschild Realty Inc., 1251 Avenue of the Americas
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                   (Street)

   New York,          NY                  10020
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   (City)           (State)               (Zip)

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2. Issuer Name and Ticker or Trading Symbol

    Eastgroup Properties, Inc. (EGP)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Day/Year

   04/28/03
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5. If Amendment, Date of Original (Month/Day/Year)

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                                                                  Page 1 of 5

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   [ ] Director
   [X] 10% Owner
   [ ] Officer (give title below)
   [ ] Other (specify below)

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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person
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TABLE I--NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY
OWNED
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1. Title of    2. Trans-  2A. Deemed    3. Trans-     4. Securities Acquired
   Security       action      Execution    action        (A) or Disposed of (D)
   (Instr. 3)     Date        Date, if     Code          (Instr. 3, 4 and 5)
                  (Month/     any (Month/  (Instr. 8)     ---------------------
                  Day/        Day/        ----------     Amount  (A) or  Price
                  Year)       Year)         Code   V              (D)


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Eastgroup Properties, Inc.
Common Stock, $.0001
par value per share
("Common Stock")  04/28/03                   C       227,280    A       (1)
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                                                                  Page 2 of 5

5. Amount of      6. Ownership        7. Nature of
   Securities        Form: Direct        Indirect
   Beneficially      D) or Indirect     Beneficial
   Owned following  (I) (Instr. 4)      Ownership
   Reported                             (Instr. 4)
   Transactions
  (Instr. 3
    and 4)
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   227,280        I                      (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, SEE
Instruction 4(b)(v).


TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
           (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
----------------------------------------------------------------------------
1. Title of Derivative 2. Conver- 3. Transac- 4. Transac-  5. Number of
   Security (Instr. 3)    sion or    tion Date   tion Code    Derivative
                          Exercise   (Month/     (Instr. 8)   Securities
                          Price of    Day/     ------------   Acquired (A)
                          Deriv-      Year)      Code  V      or Disposed
                          ative                               of (D) (Instr.
                          Security                            3, 4, and 5)
                                                              -------------
                                                              (A)      (D)
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-----------------------------------------------------------------------------
    Series B            (3)       04/28/03      C                  200,000
    Cumulative Convertible
    Preferred Stock
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6. Date Exer-       7. Title and Amount  8. Price of
   cisable and         of Underlying        Derivative
   Expiration Date     Securities           Security
   (Month/Day/         (Instr. 3 and 4)     (Instr. 5)
   Year)               -------------------
-----------------            Amount or
Date     Expira-      Title  Number of
Exer-    tion                Shares
cisable  Date
----------------------------------------------------------------------------

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 (3)       N/A    Common Stock   227,280      N/A
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                                                                  Page 3 of 5

----------------------------------------------------------------------------
9. Number of     10. Ownership     11. Nature of
   Derivative        Form of           Indirect
   Securities        Derivative        Beneficial
   Beneficially      Security:         Ownership
   Owned at          Direct (D) or     (Instr. 4)
   End of Month      Indirect (I)
   (Instr. 4)        (Instr. 4)
----------------------------------------------------------------------------

----------------------------------------------------------------------------
    2,600,000            I                 (2)
----------------------------------------------------------------------------



Explanation of Responses

(1) Five Arrows Realty Securities II L.L.C. ("Five Arrows") acquired 227,280 shares of Common Stock upon conversion of 200,000 shares of Series B Cumulative Preferred Stock on 04/28/03.

(2) The Reporting Person is the sole managing member of Five Arrows, which was the direct owner of Series B Cumulative Convertible Preferred Stock of the Issuer.

(3) Each share of Series B Cumulative Convertible Preferred Stock is convertible, at any time, into 1.1364 shares of Common Stock.

* If the form is filed by more than one reporting person, SEE
Instruction 4(b)(v).

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space is insufficient, SEE Instruction 6 for procedure.


                        ROTHSCHILD REALTY INVESTORS IIA L.L.C.


                        /s/ James Quigley 3rd                          04/29/03
                        --------------------------------               --------
                        Name: James Quigley 3rd                        Date
                        Title: Manager on behalf of
                        Rothschild Realty Investors IIA L.L.C.

                        **Signature of Reporting Person



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